XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5
DECEMBER 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-67502

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/17 and ending 12/31/17

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
XMS Capital Partners, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
321 N. Clark Street, Suite 2440
(No. and Street)

Chicago	Illinois	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Theodore Brombach (312) 262-5642
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A
(No. and Street)

Frankfort	Illinois	60423
(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Theodore Brombach,** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of XMS Capital Partners, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



SAMANTHA BAILEY
Official Seal
Notary Public – State of Illinois
My Commission Expires May 16, 2021

_____
Signature

Managing Partner
Title

Samantha Bailey
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
XMS Capital Partners, LLC and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of XMS Capital Partners, LLC and Subsidiaries, (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of XMS Capital Partners, LLC and Subsidiaries as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as XMS Capital Partners, LLC and Subsidiaries's auditor since 2013.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 22, 2018

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor | Mount Prospect, IL 60056
3809 Belmont Boulevard | Sarasota, FL 34232

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Current Assets

Cash and cash equivalents	$ 1,962,845
Receivables:	
Accounts receivable	552,347
Due from related parties	4,421,550
Investments in common stock, at fair value	17,700
Investment in limited liability company, at cost	2,556
Prepaid expenses and deposits	107,864
Total Current Assets	7,064,862

Property and Equipment

Vehicles	127,438
Leasehold Improvements	31,917
Office equipment	37,419
Computer equipment and software	11,375
Furniture and fixtures	96,721
	304,870
Less: accumulated depreciation and amortization	213,734
Net Property and Equipment	91,136
TOTAL ASSETS	$ 7,155,998

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities

Accounts payable	$ 187,088
Capital Lease Obligation	7,296
Total Current Liabilities	194,384

Long-Term Liabilities

Deferred rent	34,017
Obligations under capital leases	11,380
Total Long-term Liabilities	45,397
Member's Equity	6,916,217
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 7,155,998

The accompanying notes are an integral part of these consolidated financial statements.

XMS CAPITAL PARTNERS, LLC
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

1 - Nature Of Business

XMS Capital Partners, LLC ("XMS") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). XMS serves clients in the United States and abroad.

XMS was organized September 22, 2006, pursuant to the Delaware Limited Liability Company Act. Under the Delaware Limited Liability Company Act, neither a member nor a manager of an LLC is personally liable for a debt, obligation, or liability of the LLC arising in a contract, tort, or otherwise.

XMS claims exemption to SEC Rule 15c3-3 under subparagraph (k)(2)(i), due to its limited business as stated in its FINRA membership agreement.

In 2012, XMS created a wholly-owned subsidiary, XMS Capital Partners Ireland Limited (Ireland Subsidiary), located in Dublin, Ireland. XMS Ireland serves clients abroad and is capitalized with 100 shares authorized at 1 Euro par value.

In 2013, XMS created a wholly-owned subsidiary, XMS Capital Partners UK Limited (UK Subsidiary), located in London, England. XMS UK is capitalized with 65,000 shares at 1 Sterling a share.

XMS Holdings, LLC was created on April 20, 2016 and is owned by the two members who owned XMS Capital Partners, LLC. XMS Holdings, LLC owns XMS Capital Partners, LLC and its subsidiaries and it owns XMS Asset Management, LLC which owns XA Investments, LLC.

In January of 2018, XMS Holdings LLC created a wholly-owned subsidiary of XMS Asset Management called X3 Mining LLC. X3 Mining LLC is a cryptocurrency mining and trading company.

2 - Summary Of Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting standards generally accepted in the United States of America ("GAAP").

These consolidated financial statements include the accounts of the XMS Capital Partners, LLC and its wholly-owned subsidiaries, XMS Capital Partners Ireland Limited and XMS Capital Partners UK Limited (collectively "Company"). All significant intercompany balances and transactions have been eliminated.

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost. Significant costs of improvements are capitalized and repair costs are charged to expense as incurred. The cost of assets sold, retired, or abandoned and the related accumulated depreciation and amortization are removed from the accounts, and any resulting gain or loss is included in earnings. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, which range from five to ten years.

No provision for federal taxes on income is required since the member reports its proportionate shares of taxable income in its respective income tax returns. The Company is subject to certain state taxes.

2 - Summary Of Significant Accounting Policies cont.

In accordance with GAAP, the tax effects from an uncertain tax position can be recognized in the consolidated financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized, upon ultimate settlement with the relevant tax authority. The Company did not have any uncertain tax positions as of December 31, 2017.

The Company is no longer subject to examination by taxing authorities for years prior to December 31, 2014.

The Company's investments in common stock are classified as available for sale and reported at fair value, with unrealized gains and losses reported on the income statement. The fair value is determined by the quoted market price on the last business day of the year using prevailing financial market information.

The Company has an investment in a limited liability company where its ownership in the limited liability company is less than 20%. As such, this investment is carried at cost.

The Company recognizes consulting revenue for services as they are provided. Success and consulting revenues are recorded when earned based on the closing date of the transaction. Retainer revenues are recorded when earned. Accounts receivable are recorded for revenue earned on closed transactions and client reimbursable expenses that have not been collected or are unbilled. Management establishes an allowance for doubtful accounts based on its knowledge of the client, historic loss experience, and current economic conditions. Losses are charged off to the allowance when management deems further collection efforts will not produce additional recoveries. Management has determined no allowance for doubtful is needed as of December 31, 2017.

3 - Concentration Of Credit Risk

The Company maintains cash accounts at two financial institutions in the United States, one in Dublin, Ireland and one in London, England and has credit risk for balances in excess of federally insured limits. There are three functional currency cash accounts in Dublin, Ireland; one is in Euros, one is in Sterling, and one is in USD. The functional currency of the cash account in London, England is Sterling. Monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Revenue and expense accounts are translated at historical rates. There were no material gains or losses from the translation of Euros or Sterling into U.S. dollars for the year ended December 31, 2017.

4 - Major Customers

Revenue from four clients amounted to approximately 60% of total revenue for the year ended December 31, 2017.

5 - Marketable Securities And Fair Value Measurements

Financial Accounting Standards Board Codification 820, Fair Value Measurements and Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs consist of observable inputs other than quoted market prices for identical assets; and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are used only when Level 1 and Level 2 inputs are not available.

Level 1 Fair Value Measurements
The fair value of investments in common stock shown below is based on the quoted market price of the shares held by the Company at the end of the year.

	Cost	Unrealized Loss	Fair Value
Cellectar Biosciences	$ 150,000	$ (136,300)	$ 13,700
EnSync Inc	18,500	(14,500)	4,000
Total	$ 168,500	$ (150,800)	$ 17,700

6 - Investment in Limited Liability Company

The Company holds a 1% investment in BioProcess Algae, LLC that is accounted for on the cost method. As of December 31, 2017 the Company owns 226 units valued at $2,556. In 2012, the Company was issued 182.973 common membership units of BioProcess Algae, LLC, valued at $267,821 at the time of the transaction, in lieu of fees due the Company. Subsequently, the Company made additional cash contributions of $75,000. Therefore, the cost of the investment was $342,821.

It is not practicable to estimate the fair value of the Company's investment in the limited liability company due to the lack of quoted market prices on a monthly basis. Therefore valuation is recorded on an annual basis based on an internal valuation provided by BioProcess Algae, LLC. Management is not aware of any events or changes in circumstances that would adversely affect the fair value of the investment. Therefore, management has determined that there is no impairment of this investment.

7 - Lease Commitments

The Company leases a copier in accordance with the terms of a capital lease requiring monthly payments of $525 through March 2021. The cost of the copier is included in office equipment, and the total accumulated depreciation is noted in the table below. Amortization on the copier, included in amortization expense, was $6,300 for the year ended December 31, 2017.

7 - Lease Commitments cont.

Assets recorded under capital lease consisted of the following at December 31, 2017:

Copier	$	31,500
Less: accumulated amortization		8,925
Net equipment held under capital lease	$	22,575

The Company leases office space in Chicago, Illinois under an operating lease agreement expiring February 28, 2024, with an option to extend for 5 years. The lease requires the Company to maintain as a security deposit an irrevocable letter of credit in the amount of $120,000. The Letter of Credit is provided by RiverWood bank. Rent expense, including the operating and tax expenses, was $244,820 for the year ended December 31, 2017.

Future minimum lease payments under all non-cancelable leases are as follows:

Years ending December 31,	Operating
2018	118,213
2019	121,108
2020	124,003
2021	126,898
2022	129,793
Thereafter	154,883
Total	$ 774,895

XMS Capital Partners Ireland Limited rents office space with a month to month agreement for 1313 Euros per month plus applicable value added tax.

XMS Capital Partners UK Limited started renting "virtual" office space in 2015 on a month-to-month basis for 200 Sterling per month plus applicable value added tax.

8 - Rental income

Rental income of $18,750 was received by XMS Capital Partners for the year ended December 31,2017. These amounts were netted with occupancy charges of 266,595 to total 247,845 within the operating expenses.

9 - Line of Credit

In March of 2016, the Company entered into an unsecured line of credit with RiverWood Bank for $2,500,000. The line of credit bears interest at 4.25% with an expiration date of June 3, 2017. At December 31, 2017, no amounts have been drawn on the line of credit and the line of credit was not renewed.

10 - Defined Contribution Plan

The Company sponsors a defined contribution plan in connection with its agreement with a co-employer that covers all eligible employees of the Company, as defined in the plan. There were no employer contributions to the plan for the year ended December 31, 2017.

11 - Commitments

The Company is expecting to make discretionary distributions to the members in first or second quarter of 2018. The amount is expected to be approximately $100,000.

12 - Related Party Transactions

The Company's related party transactions are with its affiliate XA Investments, LLC. XA Investments, LLC is a subsidiary of XMS Holdings, LLC, which is the parent company to XMS Capital Partners, LLC. The transactions are primarily comprised of advances for payroll, rental space expense and various office expenses. As of December 31, 2017, the amount due was $4,416,357. XAI has begun to generate revenue as of October 2017. The members of XMS Holdings LLC have committed to making capital contributions to XAI if needed.

13 - Net Capital Requirements

Net Capital Requirements are only calculated on XMS Capital Partners USA entity. XMS Capital Partners USA is subject to the Securities and Exchange Act of 1934 Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). XMS Capital Partners USA's net capital requirement is the greater of $5,000 or 6 2/3% of the total aggregate indebtedness, calculated to be $48,632. As of December 31, 2017, XMS Capital Partners USA had net capital of $976,585 as calculated in accordance with Rule 15c3-1, which was $927,953 in excess of its required net capital. XMS Capital Partners USA's aggregate indebtedness to net capital ratio was 0.75 to 1.